CUSIP No. 92847N103	13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

Vitae Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92847N103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92847N103		13G

1.	Names of Reporting Persons Boehringer Ingelheim R&D Beteiligungs GmbH

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 1,086,956

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,086,956

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,956

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.9% (1)

12.	Type of Reporting Person CO

(1)   Based on 18,418,196 shares of Common Stock outstanding as of December 31, 2014, per the Vitae Pharmaceuticals, Inc. Form S-1 (File No. 333-201389).

CUSIP No. 92847N103		13G

1.	Names of Reporting Persons Theo Nieuwenhuis

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 1,086,956

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,086,956

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,956

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.9% (1)

12.	Type of Reporting Person IN

(1)   Based on 18,418,196 shares of Common Stock outstanding as of December 31, 2014, per the Vitae Pharmaceuticals, Inc. Form S-1 (File No. 333-201389).

CUSIP No. 92847N103		13G

1.	Names of Reporting Persons Michel Pairet

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 1,086,956

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,086,956

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,086,956

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.9% (1)

12.	Type of Reporting Person IN

(1)   Based on 18,418,196 shares of Common Stock outstanding as of December 31, 2014, per the Vitae Pharmaceuticals, Inc. Form S-1 (File No. 333-201389).

CUSIP No. 92847N103	13G

Item 1 (a).	Name of Issuer: Vitae Pharmaceuticals, Inc.
Item 1 (b).	Address of Issuer’s Principal Executive Offices: 502 West Office Center Drive Fort Washington, PA 19034

Item 2 (a).	Name of Person Filing:
Item 2 (b).	Address of Principal Business Office or, if none, Residence:
Item 2 (c).

Citizenship:

Boehringer Ingelheim R&D Beteiligungs GmbH

Binger Strasse 173

55216 Ingelheim am Rhein

Germany

Citizenship: Germany

Theo Nieuwenhuis

c/o Boehringer Ingelheim R&D Beteiligungs GmbH

Binger Strasse 173

55216 Ingelheim am Rhein

Germany

Citizenship: The Netherlands

Michel Pairet

c/o Boehringer Ingelheim R&D Beteiligungs GmbH

Binger Strasse 173

55216 Ingelheim am Rhein

Germany

Citizenship: France

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2 (d).	Title of Class of Securities: Common Stock, par value $0.0001 per share
Item 2 (e).	CUSIP Number: 92847N103

CUSIP No. 92847N103		13G

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

Theo Nieuwenhuis and Dr. Michel Pairet are the Managing Directors of Boehringer Ingelheim R&D Beteiligungs GmbH (“BI R&D”) and may be deemed to have shared voting and dispositive power over the shares owned by BI R&D. Such persons disclaim beneficial ownership over the shares owned by BI R&D except to the extent of any pecuniary interest therein.

The information below is with respect to each Reporting Person:

	(a)	Amount beneficially owned: 1,086,956
	(b)	Percent of class: 5.9%

	(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote None

	(ii)	Shared power to vote or to direct the vote 1,086,956

	(iii)	Sole power to dispose or to direct the disposition of None

	(iv)	Shared power to dispose or to direct the disposition of 1,086,956

CUSIP No. 92847N103	13G

Item 5.	Ownership of Five Percent or Less of a Class:

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

In January 2015, Vitae Pharmaceuticals, Inc. issued an additional 3,450,000 shares of Common Sock in a public offering (File No. 333-201389), and the Reporting Persons are no longer the beneficial owners of more than 5% of the Common Stock as of the date hereof.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

CUSIP No. 92847N103	13G

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2015

BOEHRINGER INGELHEIM R&D BETEILIGUNGS GMBH

/s/ Theo Nieuwenhuis
Name: Theo Nieuwenhuis
Title: Managing Director

/s/ Michel Pairet
Name: Michel Pairet
Title: Managing Director

/s/ Theo Nieuwenhuis
Theo Nieuwenhuis

/s/ Michel Pairet
Michel Pairet

Exhibit 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of common stock of Vitae Pharmaceuticals, Inc.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 16, 2015

BOEHRINGER INGELHEIM R&D BETEILIGUNGS GMBH

/s/ Theo Nieuwenhuis
Name: Theo Nieuwenhuis
Title: Managing Director

/s/ Michel Pairet
Name: Michel Pairet
Title: Managing Director

/s/ Theo Nieuwenhuis
Theo Nieuwenhuis

/s/ Michel Pairet
Michel Pairet